File No. 82-1264

RECEIVED
2004 MAY 13 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

May 12, 2004

04030123

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

We have made public the following messages.

- Notice Concerning Stock Options (Stock Acquisition Rights), on May 6.
- Notice Regarding the Repurchase of Shares, on May 10.
- Consolidated Fiscal Results for First Quarter of 2004, on May 11.

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

Sincerely,

Koki Takahashi
Treasurer
Bridgestone Corporation

5/14

BRIDGESTONE

RECEIVED
2004 MAY 13 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FOR IMMEDIATE RELEASE

Contact: Media Center
(81-3) 3563-6811

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811

Notice Concerning Stock Options (Stock Acquisition Rights)

Tokyo (May 6, 2004)— Bridgestone Corporation (the "Company") announced today that, upon the approval at its Board of Directors meeting of March 30, 2004, the amount to be paid upon the exercise of the stock acquisition rights and other details were decided as follows.

1. Date of issue of stock acquisition rights

   May 6, 2004

2. Number of stock acquisition rights to be issued

   264 lots

3. Number and class of shares subject to stock acquisition rights

   264,000 shares of common stock, in lots of 1,000 shares

4. Price for the exercise of stock acquisition rights

   1,864,000 yen per lot (1,864 yen per share)

5. Total value of the Company's shares to be issued or transferred on exercise of stock acquisition rights

   492,096,000 yen

6. Amount of any common stock of the Company issued for stock acquisition rights to be included in the "common stock" component of shareholders' equity

   932 yen per share

Additional Information

1. Date of the meeting where the board of directors adopted the agendum for presentation to the general shareholders' meeting

   February 20, 2004

2. Date of approval of the agendum at the general shareholders' meeting

   March 30, 2004

3. Period for the exercise of stock acquisition rights

   April 1, 2006 to March 31, 2011

###

Dear Investor,

Notice Regarding the Repurchase of Shares

Tokyo (May 10, 2004)—Bridgestone Corporation announced today that, pursuant to the provisions of Article 210 of the Commercial Code of Japan, it purchased its own shares at the market as follows:

1. Class of shares purchased: Common stock of Bridgestone Corporation
2. Period of purchase: April 1, 2004 through April 30, 2004
3. Aggregate number of shares purchased: 4,552,000 shares
4. Aggregate purchase amount: 8,023,269,000 yen
5. Method: Purchase at Tokyo Stock Exchange

Additional Information

1. Details of the resolution that was approved at the 85th Ordinary General Meeting of Shareholders held on March 30, 2004 are as follows:

(1) Class of shares to be purchased: Common stock of Bridgestone Corporation
(2) Aggregate number of shares to be purchased: Up to 32 million shares
(3) Aggregate acquisition amount: Up to 50 billion yen

2. The number of shares of common stock that have been purchased since March 30, 2004, the date of the Ordinary General Meeting of Shareholders, is as follows:

(1) Aggregate number of shares purchased: 4,552,000 shares
(2) Aggregate acquisition amount: 8,023,269,000 yen

BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

Consolidated Fiscal Results for First Quarter of 2004 (January 1 to March 31, 2004)

Tokyo (May 11, 2004)—Bridgestone Corporation ("the Company") today announced its unaudited consolidated fiscal results for the first quarter of 2004, ended March 31, 2004. These results are for the Company and its consolidated subsidiaries, collectively referred to below as "the Companies." The Company had 424 consolidated subsidiaries and 213 equity method affiliates at March 31, 2004. It has begun disclosing its fiscal results on a quarterly basis for the first time in 2004. This inaugural quarterly report therefore does not include comparisons with quarterly results in the same period of the previous year.

Here is a summary of the Companies' results in the first quarter of fiscal 2004 and of management's projections for the Companies' sales and earnings performance in the first half of fiscal 2004, to June 30, 2004. Solely for the convenience of readers, the dollar figures for the results have been calculated at US$1 = ¥105.69, the approximate exchange rate on March 31, 2004, the last day of the first quarter.

1. Results

(1) Overall

	Sales	Operating Income	Ordinary Income	Net Income
2004 1st-Quarter Results	¥559.5 billion	¥47.1 billion	¥46.4 billion	¥28.0 billion

The Company and its consolidated subsidiaries ("the Companies") posted quarterly net income of ¥28.0 billion [$265 million] on quarterly sales of ¥559.5 billion [$5,294 million] in the first quarter (January 1 to March 31) of fiscal 2004 (January 1 to December 31, 2004). Operating income was ¥47.1 billion [$446

million], and ordinary income was ¥46.4 billion [$439 million]. In the three months under review, the average yen/U.S. dollar exchange rate was $1=¥107, and the average yen/euro exchange rate was 1 euro=¥133.

The business environment for the Companies was generally favorable in the three months under review. Economic recovery proceeded steadily in the United States, signs of gradual economic recovery appeared in Europe, and strong economic growth continued in the nations of Southeast Asia and in China.

The Companies worked hard and systematically to make the most of the favorable business environment. They introduced appealing new products and addressed the growing demand for tires in large sizes and in high-performance specifications. They also strived to raise productivity, to improve logistical efficiency, and to reinforce their competitive edge in technology.

(2) Performance by Business and Geographical Segment

Note:
The segment figures presented here include intersegment transactions, which are eliminated in preparing the consolidated totals.

(a) Business segments

		Sales	Operating income
2004 1st-Quarter Results	Tires	¥445.7 billion	¥38.5 billion
	Other	¥119.1 billion	¥8.4 billion
	Total	¥559.5 billion	¥47.1 billion

The Companies posted first-quarter operating income of ¥38.5 billion [$365 million] on sales of ¥445.7 billion [$4,218 million] in tire operations. Operating profitability suffered from the surging cost of raw materials. Sales were strong, however, in reflection of rising demand outside Japan. In nations worldwide, the Companies introduced appealing new products and undertook vigorous marketing programs.

The Companies posted first-quarter operating income of ¥8.4 billion [$80 million] on sales of ¥119.1 billion [$1,128 million] in other operations. Business in this segment benefited from strong sales of automotive components and, in the United States, of roofing materials.

(b) Geographical segments

		Sales	Operating Income
2004 1st-Quarter Results	Japan	¥253.4 billion	¥28.5 billion
	Americas	¥229.3 billion	¥7.7 billion
	Europe	¥76.7 billion	¥4.7 billion
	Other	¥95.3 billion	¥5.5 billion
	Total	¥559.5 billion	¥47.1 billion

The Companies posted first-quarter operating income of ¥28.5 billion [$271 million] on sales of ¥253.4 billion [$2,398 million] in Japan. Operating profitability suffered from the surging cost of raw materials. Unit sales were strong in original equipment. Unit sales in the Japanese replacement market and in export markets were basically unchanged from the same period of the previous year.

In the Americas, the Companies posted first-quarter operating income of ¥7.7 billion [$73 million] on sales of ¥229.3 billion [$2,170] million. As in Japan, operating profitability suffered from the surging cost of raw materials. Unit sales of truck and bus tires in North America increased greatly over the same period of the previous year. Unit sales of passenger car and light truck tires in North America were basically unchanged. Strong sales in the replacement market offset a sales decline in the original equipment market. Business in the Americas also benefited from strong growth in diversified operations and in Latin American tire operations.

The Companies posted first-quarter operating income of ¥4.7 billion [$45 million] on sales of ¥76.7 billion [$727 million] in Europe. Unit sales were strong in original equipment tires and in replacement tires for passenger cars and light trucks. Unit sales in truck and bus tires were up strongly over the same period of the previous year, especially in the replacement market.

In other regions, the Companies posted first-quarter operating income of ¥5.5 billion [$52 million] on sales of ¥95.3 billion [$902 million]. That sales and earnings performance reflected vigorous marketing efforts.

2. Projections

Management will issue updated projections for the Companies' full-year business and financial performance when they announce the Companies' first-half fiscal results in August. The tables below present management's projections for consolidated and parent company performance in the first half (January 1 to June 30, 2004) of the present fiscal year.

Renewed growth characterizes the economic environment, but other factors cloud the business outlook. Trends in currency exchange rates are uncertain, prices for natural rubber remain high, and prices for other raw materials are rising.

The first-half projections presented below reflect promising trends in sales outside Japan and a weaker yen than management had formerly expected. Management now expects an average yen/U.S. dollar exchange rate of $1=¥106 and an average yen/euro exchange rate of 1 euro=¥129 in the first half.

Consolidated

	Sales	Operating Income	Ordinary Income	Net Income
2004 1st-Half Projections	¥1,130 billion	¥82 billion	¥78 billion	¥45 billion

Parent Company

	Sales	Operating Income	Ordinary Income	Net Income
2004 1st-Half Projections	¥370 billion	¥43 billion	¥54 billion	¥39 billion

Forward-Looking Statements

The preceding descriptions of projections and plans are "forward-looking statements," which involve known and unknown risks and uncertainties. Those variables could cause the Companies' actual performance and results to differ substantially from management's projections and plans.

Consolidated Financial Statements

Consolidated Balance Sheet (Unaudited)

	FY2004 1Q (31 March 2004)		FY2003 (31 December 2003)		Changes
	Yen in million	%	Yen in million	%	Yen in million
Assets					
Current Assets:					
Cash	259,206		279,366		(20,160)
Notes and accounts receivable - trade	412,874		417,728		(4,854)
Inventories	356,292		349,555		6,737
Other	131,875		117,912		13,963
Total Current Assets	1,160,249	52.6	1,164,563	52.4	(4,314)
Fixed Assets:					
Tangible assets	659,415		664,144		(4,729)
Other	387,956		391,904		(3,948)
Net Fixed Assets	1,047,371	47.4	1,056,049	47.6	(8,678)
Total	2,207,621	100.0	2,220,612	100.0	(12,991)
Liabilities					
Current Liabilities:					
Notes and accounts payable - trade	152,927		151,837		1,090
Short-term borrowings	166,207		76,960		89,247
Accrued expenses	153,175		143,811		9,364
Other	173,244		194,032		(20,788)
Total Current Liabilities	645,555	29.3	566,642	25.5	78,913
Long-term Liabilities:					
Straight bonds	130,000		130,000		-
Long-term borrowings	181,433		269,350		(87,917)
Accrued pension and liability for retirement benefits	268,795		269,538		(743)
Other	60,417		60,555		(138)
Total Long-term Liabilities	640,645	29.0	729,444	32.9	(88,799)
Total Liabilities	1,286,201	58.3	1,296,086	58.4	(9,885)
Minority Interests	36,124	1.6	36,539	1.6	(415)
Shareholders' Equity:					
Common stock	126,354	5.7	126,354	5.7	-
Capital Surplus	122,079	5.5	122,079	5.5	0
Retained earnings	760,861	34.5	740,187	33.3	20,674
Net unrealized gains on securities	86,549	3.9	84,496	3.8	2,053
Foreign currency translation adjustments	(159,156)	(7.2)	(151,475)	(6.8)	(7,681)
Treasury stock, at cost	(51,391)	(2.3)	(33,654)	(1.5)	(17,737)
Total Shareholders' Equity	885,295	40.1	887,986	40.0	(2,691)
Total	2,207,621	100.0	2,220,612	100.0	(12,991)

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Income (Unaudited)

	FY2004 1Q (1 January 2004 through 31 March 2004)		FY2003 (1 January 2003 through 31 December 2003)	
	Yen in million	%	Yen in million	%
Net Sales	559,570	100.0	2,303,917	100.0
Cost of Sales	353,493	63.2	1,441,638	62.6
Gross profit	206,076	36.8	862,278	37.4
Selling, General and Administrative Expenses	158,965	28.4	678,984	29.4
Operating income	47,110	8.4	183,293	8.0
Non-operating Income:	4,846	0.9	22,776	1.0
Interest income	708		4,340	
Dividend income	14		1,015	
Foreign currency exchange income	316		-	
Other	3,806		17,420	
Non-operating Expenses:	5,509	1.0	38,773	1.7
Interest expense	2,593		11,962	
Foreign currency exchange loss	-		4,403	
Other	2,916		22,408	
Ordinary income	46,446	8.3	167,296	7.3
Extraordinary Income:	-		4,339	0.2
Gain on insurance claims	-		4,339	
Extraordinary Loss:	3,213	0.6	9,600	0.5
Impairment losses on assets	-		5,767	
Loss on fire incident	-		3,833	
Loss on voluntary tire recall	3,213		-	
Income (loss) before income taxes and minority interests	43,233	7.7	162,035	7.0
Income taxes	13,930	2.5	68,727	2.9
Minority Interests	1,266	0.2	4,588	0.2
Net Income	28,036	5.0	88,719	3.9

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)